FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                27 July, 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:   AGM Statement

Copy of announcement regarding AGM Statement sent to the London Stock Exchange on 27 July, 2005


O2 plc - Annual General Meeting - 27 July 2005 - Poll Results

At O2 plc's Annual General Meeting held on Wednesday 27 July 2005 at 11.00am at the Hexagon, Queens Walk, Reading, Berkshire RG1 7UA a poll was taken on each resolution set out in the Notice of Annual General Meeting dated 17 May 2005.

All resolutions were passed and the results of the poll were as follows:


---------------------------------------------------------------------------------------------------------------
                                                        % of votes      Votes         % of votes
Resolution                            Votes For           received     Against          received     Abstain
---------------------------------------------------------------------------------------------------------------
1. To receive the Report and
Accounts                            5,560,840,582           99.82     10,298,223           0.18    34,700,359
---------------------------------------------------------------------------------------------------------------
2. To declare an inaugural
Final Dividend                      5,592,898,146           99.99        528,587           0.01    12,420,452
---------------------------------------------------------------------------------------------------------------
3. To approve the Remuneration
Report                              5,241,674,201           96.99    162,828,288           3.01   201,327,336
---------------------------------------------------------------------------------------------------------------
4. To elect Rudolf Lamprecht        5,583,418,517           99.87      6,992,683           0.13    15,518,606
---------------------------------------------------------------------------------------------------------------
5. To elect Kathleen O'Donovan      5,578,726,774           99.79     11,695,321           0.21    15,419,922
---------------------------------------------------------------------------------------------------------------
6. To re-elect Sir David Arculus    5,584,426,028           99.88      6,583,688           0.12    14,918,751
---------------------------------------------------------------------------------------------------------------
7. To re-elect David Chance         5,580,177,306           99.81     10,740,796           0.19    14,985,285
---------------------------------------------------------------------------------------------------------------
8. To re-elect Rudolf Groger        5,539,848,141           99.09     50,939,070           0.91    15,055,275
---------------------------------------------------------------------------------------------------------------
9. Appointment of Auditors          5,489,422,132           99.16     46,434,449           0.84    69,987,159
---------------------------------------------------------------------------------------------------------------
10. Remuneration of Auditors        5,583,375,734           99.86      7,996,521           0.14    14,557,106
---------------------------------------------------------------------------------------------------------------
11. Authority to allot shares       5,549,075,855           99.26     41,229,530           0.74    15,616,710
---------------------------------------------------------------------------------------------------------------
12. Power to allot shares
for cash*                           5,577,307,712           99.61     21,604,580           0.39     7,016,375
---------------------------------------------------------------------------------------------------------------
13. Authority to purchase
own shares*                         5,584,392,111           99.91      5,137,144           0.09    16,388,242
---------------------------------------------------------------------------------------------------------------


* Special Resolution

                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 27 July  2005                        By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary